OCULUS INNOVATIVE SCIENCES, INC.
1129 N. McDowell Blvd.
Petaluma, CA 94954

December 1, 2011

VIA EDGAR

Securities and Exchange Commission
ATTN:  Jay Mumford
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oculus Innovative Sciences, Inc.
Registration Statement on Form S-3
Filed October 21, 2011 and Amended November 29, 2011
File No. 333-177462
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Oculus Innovative Sciences, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, as amended, to 4:00 p.m. on Friday, December 2, 2011 or as soon thereafter as is practicable.  Any changes to the schedule for the effective date may be communicated through our counsel, Amy Trombly, Trombly Business Law, PC, 1320 Centre Street, Suite 202, Newton, MA 02459, at 617-243-0060 (voice) or 617-243-0066 (facsimile).

In furtherance of our request, the undersigned hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Very truly yours,

OCULUS INNOVATIVE SCIENCES, INC.

By:	/s/ Hojabr Alimi
Hojabr Alimi
Chief Executive Officer